UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-24061

US LEC Corp.
(Exact name of registrant as specified in its charter)

Morrocroft III
6801 Morrison Boulevard
Charlotte, North Carolina 28211
(704) 319-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Second Priority Senior Secured Floating Rate Notes due 2009
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	32

Pursuant to the requirements of the Securities Exchange Act of 1934, US LEC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 12, 2007	By:	/s/ J. Lyle Patrick
			Name:	J. Lyle Patrick
			Title:	Executive Vice President and
Chief Financial Officer

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